[Letterhead of Tutor Perini Corporation]

September 30, 2010

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-6314

Dear Mr. Cash:

This letter is in response to the comments contained in the letter we received from you, dated September 16, 2010.  For your convenience, we have restated each comment and then provided our response.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, page 34

Comment:

1.	We have received your letter dated September 10, 2010. In order for us to fully consider your responses, please provide us with the following additional information:

•
 The specific comparable company transactions you considered in your analysis of the market control premium.  In this regard, please tell us the names of the parties involved and the control premium paid in each individual transaction.

Response:

Our assessment of the market control premium in our 2009 annual impairment analysis considered transactions within the Construction Contractors and Engineering Services industry announced in 2008, as published by Mergerstat.  Specific transactions considered consist of the following:

BUYER NAME	SELLER NAME	% PREMIUM
Citigroup, Inc.	Sacyr Vallehermoso S.A.	16.5%
Dominion Homes, Inc. / Private Group	Dominion Homes, Inc. - REM	35.4%
Goldman Sachs Group, Inc.	Fujita Corp.	61.4%
Insight Equity	Meadow Valley Corp.	19.7%

Subsequent to our annual impairment analysis, Mergerstat published 2009 transactions within the Construction Contractors and Engineering Services industry, which we considered in conjunction with our quarterly impairment indicator analysis. Specific transactions considered consist of the following:

BUYER NAME	SELLER NAME	% PREMIUM
Absa Capital Private Equity (Proprietary) Limited , Vantage Capital Kwikspace Investments (Proprietary) Limited	Kwikspace Modular Buildings Limited	44.9%
Aecon Group Inc.	Lockerbie & Hole Inc.	30.1%
AMEC plc	GRD Limited	35.8%
Ausdrill Ltd.	Brandrill Limited	89.6%
CLSA Capital Partners , CLSA Sunrise Capital LP	Nihon Integround Holdings, Inc.	171.4%
Energy Conversion Devices, Inc.	Solar Integrated Technologies, Inc.	16.8%
Fuji Furukawa Engineering & Construction Co., Ltd.	Furukawa Engineering & Construction, Inc.	45.9%
Grupo Dragados, S.A.	PRI Pol-Aqua S.A.	8.0%
IHI Corporation	Matsuo Bridge Co., Ltd.	35.6%
Pulte Homes Inc.	Centex Corporation	57.6%
Southern Energy Homes, Inc.	Cavalier Homes, Inc.	23.3%

Comment:

•	The names of the comparable public companies you considered in your analysis of public float.

Response:

Comparable publically traded companies considered in our analysis of public float consist of Flour Corporation, Granite Construction Incorporated, Jacobs Engineering Group Incorporated, and KBR Incorporated.

Comment:

•	A copy of the valuation reports used in your 2009 impairment analysis.

Response:

We are providing a copy of the supplemental information requested under separate cover via hand delivery.  This information is submitted only in paper pursuant to Rule 101(c)(2) of Regulation S-T.  We request that such supplemental information be returned to the undersigned after Staff review.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/Kenneth R. Burk
Kenneth R. Burk
Executive Vice President and
Chief Financial Officer